SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)

Advanced Technology Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

007556103

(CUSIP Number)

October 1, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 007556103
13G

Explanatory Note: This statement on Schedule 13G amends an earlier Schedule 13G filed by the Reporting Persons on September 28, 2007. The September 28th filing was made as a result of the Issuer erroneously reporting in its Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2007 that 18,328,125 Shares were issued and outstanding. On October 1, 2007, the issuer filed an amended Quarterly Report on Form 10Q/A that corrected the earlier filing and stated that 26,953,125 Shares are issued and outstanding.

CUSIP No. 007556103
13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Carlyle Multi-Strategy Master Fund, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12		TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 007556103
13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Carlyle-Blue Wave Partners Management, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 007556103
13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Carlyle-Blue Wave Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 007556103
13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blue Wave Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 007556103
13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ralph Reynolds
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 007556103
13G

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Goldsmith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 007556103
13G

Item 1(a).       Name of Issuer:

                        Advanced Technology Acquisition Corp.

Item 1(b).       Address of Issuer’s Principal Executive Offices:

                        14 A Achimeir Street
                        Ramat Gan, ISRAEL 52587

Item 2(a).       Name of Person Filing:

Item 2(b).       Address of Principal Business Office or, if none, Residence:

Item 2(c).       Citizenship:

                        This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Carlyle Multi-Strategy Master Fund, Ltd. (the “Master Fund”)
Walker House
87 Mary Street
Georgetown, Grand Cayman KY1-9001
Cayman Islands

Carlyle Multi-Strategy Master Fund, Ltd. is a limited company organized under the laws of the Cayman Islands.

2.	Carlyle-Blue Wave Partners Management, LP (“CBWPM”)
1177 Avenue of Americas, 16th Floor
New York, NY 10036

Carlyle-Blue Wave Partners Management, LP is a limited partnership organized under the laws of the State of Delaware.

3.	Carlyle-Blue Wave Partners, LLC (“CBWP”)
c/o Carlyle-Blue Wave Partners Management, LP
1177 Avenue of Americas, 16th Floor
New York, NY 10036

Carlyle-Blue Wave Partners, LLC is a limited liability company organized under the laws of the State of Delaware.

4.	Blue Wave Partners, LLC (“BWP”)
c/o Carlyle-Blue Wave Partners Management, LP
1177 Avenue of Americas, 16th Floor
New York, NY 10036

CUSIP No. 007556103
13G

Blue Wave Partners, LLC is a limited liability company organized under the laws of the State of Delaware.

5.	Ralph Reynolds
c/o Carlyle-Blue Wave Partners Management, LP
1177 Avenue of Americas, 16th Floor
New York, NY 10036

Mr. Reynolds is a citizen of the United States of America.

6.	Richard Goldsmith
c/o Carlyle-Blue Wave Partners Management, LP
1177 Avenue of Americas, 16th Floor
New York, NY 10036

Mr. Goldsmith is a citizen of the United States of America.

Note:

The Master Fund is owned by Carlyle Multi-Strategy Partners, LP, a Delaware limited partnership, and Carlyle Multi-Strategy Partners, Ltd., a Cayman Islands limited company. The limited partners of (or investors in) these two funds indirectly participate in the receipt of dividends from, and proceeds from the sale of, the Shares in accordance with their respective limited partnership interests (or investment percentages) in such funds.

CBWPM is the investment manager for the Master Fund and has been granted investment discretion over its assets. CBWP is the general partner of CBWPM, and may be deemed to control CBWPM. CBWP is managed by BWP (which may be deemed to control CBWP) and an affiliate of The Carlyle Group (which has no investment or voting power over the Shares). BWP is controlled jointly by Ralph Reynolds and Richard Goldsmith. Mr. Reynolds also serves as the Chief Investment Officer, and is a limited partner, of CBWPM. Mr. Goldsmith also serves as the Chief Executive Officer, and is a limited partner of, CBWPM. CBWP’s day-to-day operational and investment decision-making has been delegated to BWP.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.0001 per share (“Shares”) Item 2(e). CUSIP Number: 007556103

CUSIP No. 007556103
13G

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

Each of the Reporting Persons may be deemed to have beneficial ownership of 1,000,000 Shares.

(b) Percent of Class:

3.8%, calculated on the basis of a figure of 26,953,125 Shares outstanding reported in the Issuer’s amended Quarterly Report on Form 10-Q/A, for the quarter ended June 30, 2007, filed with the Commission on October 1, 2007.

(c) Number of shares as to which such person has:

For each Reporting Person:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 1,000,000

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 1,000,000

CUSIP No. 007556103
13G

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, each of the Reporting Persons (other than the Master Fund) hereby expressly declares that the filing of this Schedule 13G does not constitute an admission that any of them are, for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                     See Item 2.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being
                     Reported on by the parent Holding Company or Control Person.

                     This Item 7 is not applicable.

Item 8.         Identification and Classification of Members of the Group.

                     This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group.

                     This Item 9 is not applicable.

CUSIP No. 007556103
13G

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: October 9, 2007
CARLYLE MULTI-STRATEGY MASTER FUND, LTD.
	By:	Carlyle-Blue Wave Partners Management, LP

		By:	/s/ Ralph Reynolds

Name: Ralph Reynolds
Title: Chief Investment Officer

Date: October 9, 2007
CARLYLE-BLUE WAVE PARTNERS MANAGEMENT, LP

	By:	/s/ Ralph Reynolds

Name: Ralph Reynolds
Title: Chief Investment Officer

Date: October 9, 2007
CARLYLE-BLUE WAVE PARTNERS, LLC
	By:	Blue Wave Partners, LLC

		By:	/s/ Ralph Reynolds

Name: Ralph Reynolds
Title: Managing Member

Date: October 9, 2007
BLUE WAVE PARTNERS, LLC

	By:	/s/ Ralph Reynolds

Name: Ralph Reynolds
Title: Managing Member

Date: October 9, 2007
/s/ Ralph Reynolds

RALPH REYNOLDS

Date: October 9, 2007
RICHARD GOLDSMITH

By: /s/ Ralph Reynolds, pursuant to a power of attorney filed with the Commission on September 28, 2007

CUSIP No. 007556103
13G

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the statement on Schedule 13G/A with respect to the Common Stock, par value $0.0001 per share, of Advanced Technology Acquisition Corp. is being filed, and all amendments thereto will be filed, on behalf of each of the individuals and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: October 9, 2007

CARLYLE MULTI-STRATEGY MASTER FUND, LTD.
	By:	Carlyle-Blue Wave Partners Management, LP

		By:	/s/ Ralph Reynolds

Name: Ralph Reynolds
Title: Chief Investment Officer

Date: October 9, 2007
CARLYLE-BLUE WAVE PARTNERS MANAGEMENT, LP

	By:	/s/ Ralph Reynolds

Name: Ralph Reynolds
Title: Chief Investment Officer

Date: October 9, 2007
CARLYLE-BLUE WAVE PARTNERS, LLC
	By:	Blue Wave Partners, LLC

		By:	/s/ Ralph Reynolds

Name: Ralph Reynolds
Title: Managing Member

Date: October 9, 2007
BLUE WAVE PARTNERS, LLC

	By:	/s/ Ralph Reynolds

Name: Ralph Reynolds
Title: Managing Member

Date: October 9, 2007
/s/ Ralph Reynolds

RALPH REYNOLDS

Date: October 9, 2007
RICHARD GOLDSMITH

By: /s/ Ralph Reynolds, pursuant to a power of attorney filed with the Commission on September 28, 2007